Filed Pursuant to Rule 424(b)(5)
Securities Act File No. 333-276632
Investment Company Act File No. 811-22543
PROSPECTUS SUPPLEMENT
(To prospectus dated March 25, 2024, as may be supplemented from time to time)
Up to $75,000,000
KKR Income Opportunities Fund
Common Shares

KKR Income Opportunities Fund (the “Fund” or “we”) is offering for sale up to $75,000,000 of our common shares of beneficial interest, par value of $0.001 per share (the “common shares”). Our common shares are listed on the New York Stock Exchange under the symbol “KIO.” On August 29, 2025, the last reported net asset value per share of our common shares was $12.82 and the last reported sales price per share of our common shares on the NYSE was $12.49.
The Fund is a diversified,
closed-end
management investment company. The Fund’s primary investment objective is to seek a high level of current income with a secondary objective of capital appreciation. The Fund seeks to achieve its investment objectives by employing a dynamic strategy of investing in a targeted portfolio of loans and fixed-income instruments of U.S. and
non-U.S.
issuers and implementing hedging strategies in order to seek to achieve attractive risk-adjusted returns. Under normal market conditions, the Fund invests at least 80% of its Managed Assets (as defined herein) in loans and fixed-income instruments or other instruments, including derivative instruments, with similar economic characteristics (the “80% Policy”). “Managed Assets” means the total assets of the Fund (including any assets attributable to borrowings for investment purposes) minus the sum of the Fund’s accrued liabilities (other than liabilities representing borrowings for investment purposes). The Fund invests primarily in first- and second-lien secured loans, unsecured loans and high-yield corporate debt instruments of varying maturities. The instruments in which the Fund invests may be rated investment grade or below investment grade by a nationally recognized statistical rating organization, or unrated. The Fund’s investments in below investment grade loans, below investment grade fixed-income instruments and debt instruments of financially troubled companies are considered speculative with respect to the issuer’s capacity to pay interest and repay principal. These investments are commonly referred to as “high-yield” or “junk” instruments. The Fund seeks to tactically and dynamically allocate capital across companies’ capital structures where KKR Credit Advisors (US) LLC (the “Adviser”) believes its due diligence process has identified compelling investment opportunities, including where the Adviser has identified issuer distress, event-driven misvaluations of securities or capital market inefficiencies.
Sales of our common shares, if any, under this prospectus supplement and the accompanying prospectus may be made in negotiated transactions or transactions that are deemed to be “at the market” as defined in Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), including sales made directly on the New York Stock Exchange or sales made to or through a market maker other than on an exchange.
KKR Capital Markets LLC, a subsidiary of KKR & Co. Inc. (“KCM” or the “Distributor”) will be compensated at a rate of up to 1.00% of the gross proceeds with respect to sales of the common shares actually effected by it under the distribution agreement, dated June 28, 2024 (the “Distribution Agreement”), between the Fund and KCM. Out of this commission rate, the Distributor will compensate UBS Securities LLC (the
“Sub-Placement
Agent”) at a rate of 0.80% of the gross proceeds of the sale of common shares sold through the
Sub-Placement
Agent. In connection with the sale of the common shares on behalf of the Fund, the Distributor may be deemed to be an “underwriter” within the meaning of the Securities Act and the compensation of the Distributor may be deemed to be underwriting commissions or discounts. The Adviser may, from time to time, in its sole discretion, pay some or all of the commissions payable under the Distribution Agreement or make additional supplemental payments to ensure that the sales price per share of the Fund’s common shares in connection with all offerings under this prospectus supplement and the accompanying prospectus will not be less than the Fund’s then current net asset value per share. Any such payments made by the Adviser will not be subject to reimbursement by the Fund.
An investment in the Fund is not appropriate for all investors. We cannot assure you that the Fund’s investment objectives will be achieved. You should read this prospectus supplement and the accompanying prospectus before deciding whether to invest in our common shares and retain it for future reference. The prospectus supplement and the accompanying prospectus contain important information about us. Material that has been incorporated by reference, including the Statement of Additional Information (the “SAI”), and other information about us can be obtained from us without charge by calling (855)
862-6092
or from the Securities and Exchange Commission’s (“SEC”) website (http://www.sec.gov).
Investing in common shares involves certain risks that are described in the “Risk Factors” section beginning on page 30 of the accompanying prospectus.
Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal off ens
e.

September 19, 2025

TABLE OF CONTENTS
Prospectus Supplement

Prospectus

You should rely only on the information contained in or incorporated by reference into this prospectus supplement and the accompanying prospectus. Neither the Fund nor the underwriter have authorized anyone to provide you with different information. The Fund is not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus supplement and the accompanying prospectus is accurate as of any date other than the date of this prospectus supplement and the accompanying prospectus, respectively. Our business, financial condition, results of operations and prospects may have changed since those dates.

CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS
This prospectus supplement, the accompanying prospectus and the SAI contain or incorporate by reference forward-looking statements. These statements describe KKR Income Opportunities Fund’s (the “Fund” or “we”) plans, strategies, and goals and our beliefs and assumptions concerning future economic and other conditions and the outlook for the Fund, based on currently available information. Forward-looking statements can be identified by the words “may,” “will,” “intend,” “expect,” “estimate,” “continue,” “plan,” “anticipate,” and similar terms and the negative of such terms are used in an effort to identify such forward-looking statements, although some forward-looking statements may be expressed differently. By their nature, all forward-looking statements involve risks and uncertainties, and actual results could differ materially from those contemplated by the forward-looking statements. Several factors that could materially affect our actual results are the performance of the portfolio of securities we hold, the price at which our shares will trade in the public markets and other factors discussed in our periodic filings with the Securities and Exchange Commission (the “SEC”).
Although we believe that the expectations expressed in our forward-looking statements are reasonable, actual results could differ materially from those projected or assumed in our forward-looking statements. Our future financial condition and results of operations, as well as any forward-looking statements, are subject to change and are subject to inherent risks and uncertainties, such as those disclosed in the “Risk Factors” section of the accompanying prospectus. All forward-looking statements contained or incorporated by reference in this prospectus supplement or the accompanying prospectus are made as of the date of this prospectus supplement or the accompanying prospectus, as the case may be. Except for our ongoing obligations under the federal securities laws, we do not intend, and we undertake no obligation, to update any forward-looking statement. The forward-looking statements contained in or incorporated by reference into this prospectus supplement, the accompanying prospectus and the SAI are excluded from the safe harbor protection provided by Section 27A of the Securities Act of 1933, as amended (the “Securities Act”).
Currently known risk factors that could cause actual results to differ materially from our expectations include, but are not limited to, the factors described in the “Risk Factors” section of the accompanying prospectus. We urge you to review carefully those sections for a more detailed discussion of the risks of an investment in our common shares.

PROSPECTUS SUPPLEMENT SUMMARY
This is only a summary of information contained elsewhere in this prospectus supplement and the accompanying prospectus. This summary does not contain all of the information that you should consider before investing in the common shares. You should carefully read the more detailed information contained in this prospectus supplement and the accompanying prospectus and the SAI, especially the information set forth under the headings “Investment Objectives and Investment Strategies” and “Risk Factors.” Capitalized terms used herein that are not otherwise defined shall have the meanings assigned to them in the accompanying prospectus.
The Fund
KKR Income Opportunities Fund is a diversified,
closed-end
management investment company organized as a statutory trust under the laws of the State of Delaware on March 17, 2011. Throughout this prospectus supplement, we refer to KKR Income Opportunities Fund as the “Fund” or as “we.”
The Fund’s outstanding common shares of beneficial interest, par value of $0.001 per share (the “common shares”), are listed on the New York Stock Exchange (“NYSE”) under the trading or “ticker” symbol “KIO,” and any newly issued common shares issued will trade under the same symbol. As of August 29, 2025, the Fund had outstanding 40,870,580 common shares. The net asset value (“NAV”) of the Fund’s common shares at the close of business on August 29, 2025, was $12.82 per share. On August 29, 2025, the last reported sale price of the Fund’s common shares on the NYSE was $12.49 per share, representing a discount to NAV of 2.6%.
The Fund uses leverage through a credit facility and mandatory redeemable preferred stock (“MRPS”) representing 30.0% of Managed Assets at an annual interest rate expense to the Fund of 3.9%, which is based on the weighted average interest rate currently applicable under the Fund’s existing credit facility as of August 29, 2025, and the dividends payable on the MRPS at an annual dividend rate equal to 3.81%.
Plan of Distribution
The Fund has entered into a distribution agreement, dated June 28, 2024 (the “Distribution Agreement”), with KKR Capital Markets LLC, a subsidiary of KKR & Co. Inc. (“KCM” or the “Distributor”), pursuant to which the Fund may offer and sell its common shares having an aggregate offering price of up to $75,000,000 from time to time through the Distributor, in transactions that are deemed to be “at the market” as defined in Rule 415 under the Securities Act. The minimum price on any day at which common shares of the Fund may be sold will not be less than the then current NAV per common share plus the per common share amount of the commission to be paid to the Distributor (the “Minimum Price”). The Fund and the Distributor will determine whether any sales of common shares will be authorized on a particular day. The Fund and the Distributor, however, will not authorize sales of common shares if the price per common share is less than the Minimum Price. The Fund and the Distributor may elect not to authorize sales of common shares on a particular day even if the price per common share is equal to or greater than the Minimum Price, or may only authorize a fixed number of common shares to be sold on any particular day. The Fund and the Distributor will have full discretion regarding whether sales of common shares will be authorized on a particular day and, if so, in what amounts.
The Distributor may enter into
sub-placement
agent agreements with one or more selected dealers. The Distributor has entered into a sub-placement
agent agreement, dated June 28, 2024 (the
“Sub-Placement
Agent Agreement”) with UBS Securities LLC (the
“Sub-Placement
Agent”) relating to the Common Shares offered by this prospectus supplement and the accompanying prospectus. In accordance with the terms of the
Sub-Placement
Agent Agreement, the Fund may offer and sell its common shares from time to time through the
Sub-Placement
Agent as
sub-placement
agent for the offer and sale of its common shares. The Distributor will be compensated at a rate of up to 1.00% of the gross proceeds with respect to sales of the common shares actually effected by it under the Distribution Agreement. Out of this commission, the Distributor will compensate the
Sub-Placement
Agent at a rate of up to 0.80% of the gross sales proceeds of the sale of the common shares sold by the
Sub-Placement
Agent.
The Adviser may, from time to time, in its sole discretion, pay some or all of the commissions payable under the Distribution Agreement or make additional supplemental payments to ensure that the sales price per share of the Fund’s common shares in connection with all offerings under this prospectus supplement and the accompanying prospectus will not be less than the Fund’s then current NAV per share. Any such payments made by the Adviser will not be subject to reimbursement by the Fund.
Risks
See “Risk Factors” beginning on page 30 of the accompanying prospectus for a discussion of factors you should consider carefully before deciding to invest in the Fund’s common shares.
Use of Proceeds
KKR Credit Advisors (US) LLC (the “Adviser”) expects that it will initially invest the proceeds of the offer in temporary investments. The Adviser anticipates that the investment of the proceeds will be made in accordance with the Fund’s investment objectives and policies as appropriate investment opportunities are identified, which is expected to substantially be completed within three months; however, changes in market conditions could result in the Fund’s anticipated investment period extending to as long as six months.

TABLE OF COMMON SHAREHOLDER FEES AND EXPENSES
Common Shareholder Transaction Expenses
The following tables are intended to assist you in understanding the various costs and expenses directly or indirectly associated with investing in our common shares as a percentage of net assets attributable to common shares. Amounts are for the current fiscal year after giving effect to anticipated net proceeds of the offering, assuming that the Fund incurs the estimated offering expenses.

Sales Load Paid By You (as a percentage of the offering price)	1.00% (1)
Offering Expenses borne by the Fund (as a percentage of the offering price)	0.06%
Dividend Reinvestment Plan Fees (per open market purchase transaction fee)	$20.00 (2)
Dividend Reinvestment Plan Fees (per sale transaction fee)	$0.00 (2)

Percentage of Net Assets Attributable to Common Shares (Assumes Leverage is Used) (3)
Annual Expenses
Management Fee	1.51% (4)
Interest Expenses and Payments on Borrowing	1.30% (5)
Other Expenses	0.24% (6)
Total Annual Expenses	3.05%

(1) Represents the estimated commission with respect to the common shares being sold in this offering.
(2) The DRIP Administrator charges a fee of $20.00 per each lot order made in connection with purchases by the DRIP Administrator of common shares on the open market. The DRIP Administrator does not charge a fee for sales but you may pay applicable brokerage commissions if you direct the DRIP Administrator to sell your common shares held in a dividend reinvestment account. See “Dividend Reinvestment Plan” in the accompanying prospectus.
(3) Based upon the net assets attributable to the common shares as of August 29, 2025, after giving effect to the anticipated net proceeds of this offering. Assumes the Fund sells 6,004,804 common shares at an offering price of $12.49 (the last reported sale price per common share of the Fund on the NYSE as of August 29, 2025). The price per common share may be greater or less than the price assumed herein, depending on the market price of the common shares at the time of any sale. There is no guarantee that there will be any sales of common sha res
pursuant to this prospectus supplement and the accompanying prospectus. The number of common shares actually sold pursuant to this prospectus supplement and the accompanying prospectus may be less than as assumed herein.
(4) The Adviser will receive a monthly management fee at an annual rate of 1.10% of the average daily value of the Fund’s Managed Assets. “Managed Assets” means the total assets of the Fund (including any assets attributable to borrowings for investment purposes) minus the sum of the Fund’s accrued liabilities (other than liabilities representing borrowings for investment purposes). Consequently, since the Fund has borrowings outstanding, the management fee as a percentage of net assets attributable to common shares is higher than if the Fund did not utilize leverage.
(5) Assumes the use of leverage through a credit facility and mandatory redeemable preferred stock (“MRPS”) representing 27.3% of Managed Assets at an annual interest rate expense to the Fund of 3.9%, which is based on the weighted average interest rate currently applicable under the Fund’s existing credit facility as of August 29, 2025, and the dividends payable on the MRPS at an annual dividend rate equal to 3.81%. The Fund may use other forms of leverage, which may be subject to different interest expenses than those estimated above. The extent of the Fund’s assets attributable to leverage following an offering, and the actual amount of interest expense borne by the Fund will vary over time (perhaps significantly) in accordance with the level of the Fund’s use of leverage and variations in market interest rates.
(6) The “Other Expenses” shown in the table above and related footnotes are based upon estimated expenses for the current fiscal year assuming completion of the proposed issuances.
Example
The following example illustrates the expenses (including the sales load of 1.00% and estimated offering expenses of this offering of 0.0
6
%, that you would pay on a $1,000 investment in common shares, assuming (1) total net annual expenses of 3.05% of net assets attributable to common shares and (2) a 5% annual return.* The actual amounts in connection with the offering will be set forth in the prospectus supplement, if applicable.

1 Year	3 Years	5 Years	10 Years

$41	$104	$169	$343
* The example should not be considered a representation of future expenses. Actual expenses may be greater or less than those shown. The example assumes that the estimated “Other Expenses” set forth in the Total Annual Expenses table are accurate and that all dividends and distributions are reinvested at NAV. Actual expenses may be greater or less than those assumed. Moreover, the Fund’s actual rate of return may be greater or less than the hypothetical 5% return shown in the example.
USE OF PROCEEDS
The Fund estimates the total net proceeds of the offering to be up to $74,2
02
,
5
00 after deducting the estimated underwriting commission and estimate
d
offering expenses.
The Adviser expects that it will initially invest the proceeds of the offer in temporary investments. The Adviser anticipates that the investment of the proceeds will be made in accordance with the Fund’s investment objectives and policies as appropriate investment opportunities are identified, which is expected to substantially be completed within three months; however, changes in market conditions could result in the Fund’s anticipated investment period extending to as long as six months.
CAPITALIZATION
The following table sets forth the Fund’s capitalization at August 29, 2025:
i. on a historical basis; and
ii. on an as adjusted basis to reflect the assumed sale of up to $75,000,000 of common shares (assumes the Fund sells 6,004,804 common shares at an offering price of $12.49 (the last reported sale price per common share of the Fund on the NYSE as of August 29, 2025)) in the offer under this prospectus supplement and the accompanying prospectus less the Distributor fee of $750,000 and estimated offering expenses of approximately $
47
,
5
00, and the application of the estimated net proceeds from the offer.

	Actual (in thousands except share data) (unaudited)	As Adjusted (in thousands except share data) (unaudited)
Leverage

Revolving Credit Facility	$174,755	$174,755

Series A Mandatory Redeemable Preferred Shares (“MRPS”), $0.001 par value per share; 2,000,000 shares authorized; 2,000,000 shares issued and outstanding (actual and as adjusted)	$50,000	$50,000

Composition of net assets attributable to common shares

Additional paid-in capital — $0.001 par value per share; unlimited number of shares authorized; 40,870,580 shares issued and outstanding (actual), 46,875,384 issued and outstanding (as adjusted)	$617,117	$691,3 20

Accumulated deficit	$(93,304)	$(93,304)

Net assets attributable to common shares	$523,813	$598,0 16

Liquidation preference on the MRPS	$50,000	$50,000

Net assets plus the liquidation preference on the MRPS	$573,813	$648,0 16
PRICE RANGE OF COMMON SHAR
ES
Common shares
of closed-end investment
companies often trade at prices lower than their NAV. The Fund’s common shares have historically traded at a discount to the Fund’s NAV. Common shares of closed-end investment
companies may trade during some periods at prices higher than their NAV and during other periods at prices lower than their NAV. The Fund cannot assure you that its common shares will trade at a price higher than or equal to NAV. The Fund’s NAV will be reduced immediately following an offering by the sales load and the amount of the offering expenses paid by the Fund.
The following table sets forth for the quarters indicated, the high and low sale prices on the NYSE per common share and the net asset value and the premium or discount from net asset value per share at which the common shares were trading, expressed as a percentage of net asset value, at each of the high and low sale prices provided.

	Market Price ($)		NAV ($)		Premium/discount to NAV (%)
Quarter Ended	High	Low	High	Low	High	Low
July 31, 2025	$12.76	$11.85	$12.97	$12.55	-1.16%	-6.31%

April 30, 2025	$12.95	$10.99	$13.20	$12.26	-1.30%	-10.94%

January 31, 2025	$13.88	$12.63	$13.62	$13.14	2.59%	-4.89%

October 31, 2024	$15.04	$13.87	$13.70	$13.30	9.78%	1.84%

July 31, 2024	$14.38	$13.17	$13.68	$13.41	5.81%	-2.73%

April 30, 2024	$13.55	$12.82	$13.86	$13.43	-0.95%	-5.11%

January 31, 2024	$12.98	$11.48	$13.47	$12.65	-3.57%	-9.40%

October 31, 2023	$12.45	$11.19	$13.22	$12.62	-5.03%	-12.24%

July 31, 2023	$11.99	$10.81	$13.14	$12.43	-8.46%	-13.17%

April 30, 2023	$12.09	$10.36	$13.31	$12.07	-6.10%	-14.59%

January 31, 2023	$11.92	$10.89	$13.17	$12.18	-7.88%	-12.60%

October 31, 2022	$12.94	$10.65	$14.07	$12.23	-7.81%	-14.04%

July 31, 2022	$13.66	$11.50	$14.88	$12.89	-8.01%	-13.42%

April 30, 2022	$16.01	$13.58	$16.51	$14.96	-2.85%	-11.39%
The last reported price for our common shares on August 29, 2025, was $12.49 per share.
PLAN OF DISTRIBUTION
The Fund has entered into the Distribution Agreement with KCM, pursuant to whi
ch the Fund may offer and sell up to $75,000,000 of common shares from time to time through the Distributor in transactions that are deemed to be “at the market” as defined in Rule 415 under the Securities Act. The minimum price on any day at which common shares may be sold will not be less than the Minimum Price, which will be equal to the most recent NAV per common share plus the per Common Share amount of the commission to be paid to the Distributor. The Fund and the Distributor will determine whether any sales of common shares will be authorized on a particular day. The Fund and the Distributor, however, will not authorize sales of common shares if the price per common share is less than the Minimum Price. The Fund and the Distributor may elect not to authorize sales of common shares on a particular day even if the price per common share is equal to or greater than the Minimum Price or may only authorize a fixed number of common shares to be sold on any particular day. The Fund and the Distributor will have full discretion regarding whether sales of common shares will be authorized on a particular day and, if so, in what amounts.
The Distributor may enter into
sub-placement
agent agreements with one or more selected dealers. The Distributor has entered into the
Sub-Placement
Agent Agreement with UBS Securities LLC relating to the common shares offered by this prospectus supplement and the accompanying prospectus. In accordance with the terms of the
Sub-Placement
Agent Agreement, the Fund may offer and sell its common shares from time to time through the
Sub-Placement
Agent as
sub-placement
agent for the offer and sale of its common shares.
The Adviser may, from time to time, in its sole discretion, pay some or all of the commissions payable under the Distribution Agreement or make additional supplemental payments to ensure that the sales price per share of the Fund’s common shares in connection with all offerings under this prospectus supplement and the accompanying prospectus will not be less than the Fund’s then current NAV per share. Any such payments made by the Adviser will not be subject to reimbursement by the Fund.
The Distributor (or the
Sub-Placement
Agent) will provide written confirmation to the Fund not later than the opening of the trading day on the NYSE following any trading day on which common shares are sold. Each confirmation will include the number of common shares sold on the preceding day, the net proceeds to the Fund and the compensation payable by the Fund to the Distributor in connection with the sales.
The Distributor will be compensated at a rate of up to 1.00% of the gross proceeds with respect to sales of the common shares actually effected by it under the Distribution Agreement. Out of this commission, the Distributor will compensate the
Sub-Placement
Agent at a rate of up to 0.80% of the gross sales proceeds of the sale of the common shares sold by the
Sub-Placement
Agent. There is no guarantee that there will be any sales of common shares under this prospectus supplement and the accompanying prospectus.
Settlement for sales of common shares will occur on the first trading day following the date on which such sales are made in return for payment of the net proceeds to the Fund. There is no arrangement for funds to be deposited in escrow, trust or similar arrangement.
In connection with the sale of common shares on behalf of the Fund, the Distributor may be deemed to be an “underwriter” within the meaning of the Securities Act, and the compensation paid to the Distributor may be deemed to be underwriting commissions or discounts.
The Fund has agreed to indemnify the Distributor against certain civil liabilities. The Distributor has agreed to indemnify the
Sub-Placement
Agent against certain civil liabilities.
The offering of common shares pursuant to the Distribution Agreement will terminate upon the earlier of (1) the sale of all common shares subject to the Distribution Agreement or (2) the termination of the Distribution Agreement. The distribution may be terminated at any time, without the payment of any penalty, by the Fund or by the Distributor, on sixty days’ written notice to the other party.
The common shares may not be sold through the Distributor or the
Sub-Placement
Agent without delivery or deemed delivery of this prospectus supplement and the accompanying prospectus describing the method and terms of the offering of the common shares.
The
Sub-Placement
Agent, its affiliates or their respective employees hold or may hold in the future, directly or indirectly, investment interests in the Fund. The interests held by the
Sub-Placement
Agent, its affiliates or their respective employees are not attributable to, and no investment discretion is held by, the
Sub-Placement
Agent, its affiliates or their respective affiliates.
The principal business address of KCM is 30 Hudson Yards, New York, NY 10001. The principal business address of UBS Securities LLC is 1285 Avenue of the Americas, New York, New York 10019.
LEGAL MATTERS
Certain legal matters will be passed on by Dechert LLP, counsel to the Fund in connection with the offering of the common shares.
INCORPORATION BY REFERENCE
This prospectus supplement, including the accompanying prospectus, is part of a registration statement that the Fund has filed with the Securities and Exchange Commission (the “SEC”). The Fund is permitted to “incorporate by reference” the information that it files with the SEC, which means that the Fund can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus supplement and the accompanying prospectus, and later information that the Fund files with the SEC will automatically update and supersede this information.

The documents listed below, and any reports and other documents subsequently filed with the SEC pursuant to Rule 30(b)(2) under the Investment Company Act of 1940, as amended (the “1940 Act”) and Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), prior to the termination of this offering, are incorporated by reference into this prospectus supplement and the accompanying prospectus and deemed to be part of this prospectus supplement and accompanying prospectus from the date of the filing of such reports and documents:

•	the Fund’s Statement of Additional Information, dated March 25, 2024 (“SAI”), filed with this prospectus supplement;

•	the Fund’s Annual Report on Form N-CSR for the fiscal year ended October 31, 2024, filed with the SEC on December 23, 2024;

•	the Fund’s Semi-Annual Report on Form N-CSR for the fiscal period ended April 30, 2025, filed with the SEC on June 25, 2025;

•	the Fund’s definitive proxy statement on Schedule 14A for the Fund’s 2025 annual meeting of shareholders, filed with the SEC on February 14, 2025; and

•	the Fund’s description of common shares contained in the Fund’s Registration Statement on Form 8-A (File No. 001-36016) filed with the SEC on July 22, 2013.
To obtain copies of these filings, see “Additional Information” in the accompanying prospectus.
ADDITIONAL INFORMATION
This prospectus supplement, the accompanying prospectus and the documents incorporated herein or therein by reference constitute part of a registration statement filed by the Fund with the SEC under the Securities Act, and the 1940 Act. This prospectus supplement and the accompanying prospectus omit certain of the information contained in the registration statement, and reference is hereby made to the registration statement and related exhibits for further information with respect to the Fund and the common shares offered hereby. Any statements contained herein concerning the provisions of any document are not necessarily complete, and, in each instance, reference is made to the copy of such document filed as an exhibit to the registration statement or otherwise filed with the SEC. Each such statement is qualified in its entirety by such reference. The complete registration statement is available along with other Fund-related materials on the EDGAR database on the SEC’s website (http://www.sec.gov), and copies of this information may be obtained, after paying a duplicating fee, by electronic request at publicinfo@sec.gov.
You may also request a free copy of the prospectus, SAI, annual and semi-annual reports to shareholders, and additional information about the Fund, and may make other shareholder inquiries, by calling (855)
862-6092,
by writing to the Fund or visiting the Fund’s website (https://www.kkrfunds.com/kio/). The information contained in, or accessed through, the Fund’s website is not part of this prospectus supplement or the accompanying prospectus.